WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

August 30, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Notification of Major Interests in Shares	August 30, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

Enclosures

dlw 9/7

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

<table>
<tr><td colspan="2">**1.** Name of *listed company*

MARKS AND SPENCER GROUP PLC</td><td colspan="2">**2.** Name of shareholder with a major interest

LEGAL & GENERAL GROUP PLC AND/OR ITS SUBSIDIARIES</td></tr>
<tr><td colspan="2">**3.** Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that *person's* spouse or children under the age of 18
THE NOTIFICATION INDICATES THAT THE SHARES HELD IN THE ACCOUNTS LISTED IN THE APPENDIX TO NOTE 4 ARE OF A MATERIAL INTEREST TO LEGAL AND GENERAL GROUP PLC</td><td colspan="2">**4.** Name of the registered holder(s) and, if more than one holder, the number of *shares* held by each of them

SEE ATTACHED APPENDIX</td></tr>
<tr><td>**5.** Number of *shares*/amount of stock acquired

N/A</td><td>**6.** Percentage of issued *class* (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

N/A</td><td>**7.** Number of *shares*/amount of stock disposed

N/A</td><td>**8.** Percentage of issued *class* (any *treasury share* held by the *listed company* should not be taken into account when calculating percentage)

N/A</td></tr>
<tr><td colspan="2">**9.** *Class* of *security*

ORDINARY SHARES 25P EACH</td><td>**10.** Date of transaction

N/A</td><td>**11.** Date *listed company* informed

26-08-05</td></tr>
<tr><td colspan="2">**12.** Total holding following this notification

53,228,959 SHARES</td><td colspan="2">**13.** Total percentage holding of issued *class* following this notification (any *treasury shares* held by the *listed company* should not be taken into account when calculating percentage)

3.20%</td></tr>
<tr><td colspan="2">**14.** Any additional information

N/A</td><td colspan="2">**15.** Name of contact and telephone number for queries

ANTHONY CLARKE
020 8718 9940</td></tr>
<tr><td colspan="4">**16.** Name and signature of duly authorised officer of the *listed company* responsible for making</td></tr>
</table>

this notification
ANTHONY CLARKE
Date of notification 30AUGUST 2005

APPENDIX FOR NOTE 4

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945	594,953
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245	6,385,366
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206	37,244,440
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866203	2,369,847
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332	294,574
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681	81,462
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 922437	7,070
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 969995	3,816,878
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509	2,434,369